GLOBETECH VENTURES CORP.
(An Exploration Stage Company)

Consolidated Financial Statements
(Expressed in Canadian dollars)

For the three months ended December 31, 2009

GLOBETECH VENTURES CORP.
(the "Company")

Consolidated Financial Statements

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the accompanying unaudited financial statements.

The accompanying unaudited financial statements of the Company have been prepared by and are the responsibility of the management of the Company.

"Casey Forward"	"Ping Shen"
Chief Executive Officer	Chief Financial Officer

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)

	December 31,	September 30,
	2009	2009
ASSETS
Current
Cash	$10	$546
GST refundable	276	179
Total current assets	286	725
Mineral properties (Note 2)	99,007	10,000

Total assets	$99,293	$10,725

LIABILITIES & SHAREHOLDERS' EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities	$115,274	$96,734
Due to related parties (Note 3)	133,748	111,748
Total current liabilities	249,022	208,482

Shareholders' Equity (Deficiency)
Capital stock
Authorized
Unlimited common shares with no par value
Issued and outstanding	36,483,538	36,396,531
Contributed surplus	2,925,087	2,925,087
Deficit	(39,558,354)	(39,519,375)
Total shareholders' equity (deficiency)	(149,729)	(197,757)
Total liabilities and shareholders' equity (deficiency)	$99,293	$10,725

On behalf of the Board:

"Casey Forward"	Director	"Ping Shen"	Director

The accompanying notes form an integral part of these consolidated financial statements

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian dollars)

	For the three	For the three
	months ended	months ended
	December 31,	December 31,
	2009	2008

EXPENSES
Accounting and legal (Note 7)	21,560	3,600
Amortization	-	266
Interest and bank charges	607	130
Management fees (Note 7)	9,000	18,000
Office and miscellaneous	6,000	11,159
Regulatory and transfer agent fees	1,812	1,352
Website maintenance fees	-	18,000

	38,979	52,507

Net loss before other item	(38,979)	(52,507)

OTHER ITEM
Interest income	-	-

	-	-

Net loss for the period	$(38,979)	$(52,507)

Basic and diluted loss per share	$(0.02)	$(0.02)

Weighted average number of common shares
outstanding	34,155,901	32,030,363

The accompanying notes form an integral part of these consolidated financial statements

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)
(Expressed in Canadian dollars)

	Number of Shares	Common Shares Issued and Fully Paid	Contributed Surplus and Equity Portion of Convertible Debentures	Deficit accumulated during the exploration stage	Total

Balance September 30, 2006	15,640,751	33,824,961	3,008,754	(37,400,450)	(566,735)
Issuance of shares for cash
Exercise of options	900,000	603,876	(306,876)		297,000
Acquisition of Gladys Lake option	50,000	16,500	-	-	16,500
Issued on conversion of debt	3,731,128	780,330	-	-	780,330
Loss for the year	-	-	-	(600,851)	(600,851)
Balance September 30, 2007	20,321,879	35,225,667	2,701,878	(38,001,301)	(73,756)
Issuance of shares for cash
Private placements	3,000,000	150,000	-	-	150,000
Acquisition of Gladys Lake option	100,000	15,000	-	-	15,000
Issued on conversion of debt	2,608,484	330,936	-	-	330,936
Acquisition of technology	6,000,000	600,000	-	-	600,000
Contributed surplus	-	-	223,209	-	223,209
Loss for the year	-	-	-	(518,856)	(518,856)
Balance September 30, 2008	32,030,363	36,321,603	2,925,087	(38,520,157)	726,533
Issued for services	850,000	138,175	-	-	138,175
Treasury shares to be cancelled	(375,000)	(60,937)	-	-	(60,937)
Shares cancelled	(11,000)	(2,310)	-	-	(2,310)
Loss for the year	-	-	-	(999,218)	(999,218)
Balance September 30, 2009	32,494,363	36,396,531	2,925,087	(39,519,375)	(197,757)
Acquisition of Goldbuck option	2,100,000	87,007	-	-	87,007
Loss for the period				(38,979)	(38,979)
Balance December 31, 2009	34,594,363	$36,483,538	$2,925,087	$(39,558,354)	$(149,729)

The accompanying notes form an integral part of these consolidated financial statements

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(in Canadian dollars)

	For the three	For the three
	months ended	months ended
	December 31,	December 31,
	2009	2008

Operating Activities
Net loss for the period	$(38,979)	$(52,507)
Items not involving cash
Amortization	-	266

Change in non-cash working capital
GST refundable and other receivables	(97)	(957)
Accounts payable and accrued liabilities	18,540	41,650
Net cash used in operating activities	(20,536)	(11,548)
Financing Activities
Advances from related parties	22,000	-
Net cash provided from financing activities	22,000	-

Investing Activities
Acquisition of mineral properties	(2,000)	-
Net cash used in investing activities	(2,000)	-

Change in cash	(536)	(11,548)
Cash at beginning of period	546	15,259

Cash at end of period	$10	$3,711

The accompanying notes form an integral part of these consolidated financial statements

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2009

1.	NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Globetech Ventures Corp. ("the Company") was incorporated under the laws of British Columbia, Canada. The Company is involved in the exploration and development of mineral properties in Canada.

The Company is considered to be in the exploration sate and is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain or reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the developement of those reserves and upon future profitable production.

These interim financial statements should be read in conjunction with the audited September 30, 2009 annual financial statements.

These interim financial statements follow the same accounting policies and methods of their application as in the September 30, 2009 annual financial statements. These interim financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements in that they do not include all note disclosures.

	December 31,	September 30,
	2009	2009

Working capital (deficiency)	(248,736)	(207,757)
Deficit	(39,558,354)	(39,519,375)
Future changes in accounting policies

Business Combinations, Non-controlling Interest and Consolidated Financial Statements

In January 2009, the CICA issued Handbook Sections 1582 “Business Combinations”, 1601 “Consolidated Financial Statements” and 1602 “Non-controlling Interests” which replace CICA Handbook Sections 1581 “Business Combinations” and 1600 “Consolidated Financial Statements”. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after October 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning October 1, 2011. Early adoption of these Sections is permitted and all three Sections must be adopted concurrently.

International financial reporting standards

In addition to the above new accounting standards, the Accounting Standards Board (“AcSB”), in 2006, published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of October 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended September 30, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2009

2.	MINERAL PROPERTIES AND DEFERRED MINERAL PROPERTY EXPENDITURES

For the three months ended December 31, 2009	Gold Buck	Gladys Lake	Total
Balance, beginning of year	$10,000	$-	$10,000

Acquisition costs
Cash	2,000	-	2,000
Shares	87,007	-	87,007
	89,007	-	89,007

Deferred exploration expenditures
Mapping	-	-	-
Consulting	-	-	-
Technical report	-	-	-
	-	-	-
Total	99,007	-	99,007
Write-offs	-	-	-
Balance, end of period	$99,007	$-	$99,007

For the year ended September 30, 2009	Gold Buck	Gladys Lake	Total
Acquisition costs, beginning of year	$-	$85,504	$85,504
Cash	10,000	-	10,000

Acquisition costs, end of year	10,000	-	10,000

Deferred exploration expenditures, beginning of year	-	23,727	-

Deferred exploration expenditures, end of year	-	23,727	-

Total	10,000	109,231	119,231

Writen-off	-	(109,231)	(109,231)
Balance, end of year	$10,000	$-	$10,000

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2009

2.	MINERAL PROPERTIES AND DEFERRED MINERAL PROPERTY EXPENDITURES (continued)

Gold Buck Claims

On September 30, 2009, Globetech entered into an option agreement whereby the Company can earn a 100% interest in the Gold Buck claim located east of Williams Lake, British Columbia.

In order to earn a 100% interest, the Company is required to pay a total of $350,000, in ascending payments over a period of three years. The agreement also calls for the issuing of 2,100,000 shares of Globetech (issued subsequent to September 30, 2009). The vendor would retain a 3% Net Smelter Return Royalty, half of which can be purchased by the Company for the sum of $1,000,000 at any time within five years.

Cash terms are:

(i)	down payment of $10,000; (paid)
(ii)	payment of $20,000 on or before January 31, 2010;
(iii)	payment of $50,000 on or before June 12, 2010;
(iv)	payment of $10,000 on or before September 30, 2010;
(v)	payment of $100,000 on or before June 12, 2011;
(v)	payment of $10,000 on or before September 30, 2011;
(v)	payment of $100,000 on or before June 12, 2012;
(v)	payment of $50,000 on or before September 30, 2012

Gladys Lake

On March 21, 2005, Globetech entered into an option agreement whereby the Company can earn a 100% interest in the Gladys Lake porphyry molybdenum property located in new Atlin in the province of British Columbia.

In order to earn a 100% interest, the Company was required to pay a total of $95,000, in ascending payments over a period of four years. The agreement also calls for the issuing of 400,000 shares of Globetech over this same period. Since April 12, 2005, the Company has issued 250,000 shares from treasury. After a four-year period, the Company agreed to pay an annual advance royalty of $25,000 commencing February 28, 2010. On completion of a bankable feasibility, the Company would issue to the vendor a further 400,000 shares of Globetech. The vendor would retain a 3% Net Smelter Return Royalty, 2% of which can be purchased by the Company on a pro-rata basis for the sum of $2,000,000 at any time within five years of commencement of commercial production. An initial down payment of $10,000 was made.

During September 30, 2009 year-end the Company decided not to proceed with the acquisition of the property and has written off accumulated costs of $109,231.

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2009

3.	RELATED PARTIES

The Company has entered into the following transactions with related parties which are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

	For the three months ended December 31, 2009	For the three months ended December 31, 2008
Management fees to officers of the Company	$9,000	$18,000
Accrued accounting fees to an officer	6,000	3,600
	$15,000	$21,600

As at December 31, 2009 the amount due to related parties included $133,748 (September 30, 2009 - $111,748) owing to officers and directors for management and accounting fees. The amounts due are unsecured, non-interest bearing and have no fixed terms of repayment. Accordingly, fair value is not determinable.

4.	SHARE CAPITAL

a) Common Shares

The authorized share capital of the Company is unlimited without par value. All shares both issued and unissued, are common shares of the same class and rank equally as to dividends, voting powers and participation in assets upon liquidation. At any general meeting, subject to the restrictions on joint registered owners of our common shares, on a show of hands every shareholder who is present in person and entitled to vote has one vote and on a poll every shareholder has one vote for each share of which he or she is the rigistered owner and may exercise such vote either in person or by proxy. Our directors may, from time to time, declare and authorize payment of dividends. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights. There are no provisions for surrender, sinking or purchase funds.

b) Share Issuance

For the three months ended December 31, 2009

The Company issued 2,100,000 share at a fair value of US$0.04 pursuant to the acquisition of the Goldbuck option (note 2).

During the year ended September 30, 2009:

The Company issued 850,000 share at an average price of US$0.13 for services of which 375,000 are being returned to treasury for cancellation. In addition 11,000 shares valued at $2,310 issued in 2006 for services were returned for cancellation.

During the year ended September 30, 2008:

The Company completed a private placement of 3,000,000 units at $0.05 per unit. Each unit consists of one common share and one non-transferable share purchase warrant enabling the holder to purchase one common share for $0.10 exercisable until June 10, 2009.

The Company entered into debt settlement agreements to retire debt of $330,938 by issuing 2,608,484 shares at an average price of $0.13. Included in this amount is the issuance of 241,667 shares for interest on loans of $36,250 and the issuance of 1,155,000 for amounts owing to related parties of $115,500 (Note 7).

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2009

4.	SHARE CAPITAL (continued)

c) Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 6,498,872 shares. Options granted under the Plan may have a maximum term of five (5) years. The exercise price of the options granted under the Plan will not be less than the fair market value of the common stock at the date of grant. The Plan Administrator shall specify the vesting schedule for each stock option granted.

The Company is authorized to grant options to directors, employees and consultants. Stock option transactions and the number of stock options outstanding are summarized as follows:

			Weighted
	Number of		Average
	Options		Exercise Price
Outstanding and exercisable at September 30, 2006	2,100,000	US$	0.78
Option exercised	(900,000)	US$	0.30

Outstanding and exercisable at September 30, 2007	1,200,000	US$	0.78
Options granted	1,800,000		$0.16
Options cancelled / expired	(1,200,000)	US$	0.78
Options exercised	-		$-

Outstanding and exercisable at September 30, 2008, 2009 and December 31, 2009	1,800,000		$0.16

The Company has 1,800,000 stock options of which 1,600,000, exercisable at a price of $0.15, were granted on December 20, 2007 that expire on December 20, 2010 and 200,000, exercisable at a price of $0.20, were granted on July 31, 2008, expiring on July 31, 2010.

During 2009 stock-based compensation has been recorded in the amount of $nil (2008 - $223,209) and included in contributed surplus. The amount is management's estimate of the fair value of nil (2008 - 1,800,000) stock options granted and vested during the year, and has been expensed in the statement of operations.

The aggregate intrinsic value is calculated as the difference between the exerise price of the underlying stock option awards and the closing market price of our common stock as quoted on the OTC Bulletin Board as of September 30, 2009. We received cash payments for the exercise of stock options in the amount of $Nil for the years ended September 30, 2008 and 2009.

The above fair value amounts were calculated using the Black Scholes option pricing model using the following weighted average assumptions:

	2009	2008

Risk free interest rate	-	3.8%
Expected life	-	2.86 years
Expected annual volatility	-	145.35%
Expected dividend	-	-

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2009

4.	SHARE CAPITAL (continued)

c) Stock Options (continued)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

The following table summarizes information about stock options outstanding at December 31, 2009:

	Options Exercisable			Options Exercisable

		Weighted
	Number	Average		Number
	Outstanding at	Remaining	Weighted	Exercisable at	Weighted
	December 31,	Contractual	Average	December 31,	Average
Range of exercise prices	2009	Life (Years)	Exercise Price	2009	Exercise Price

$0.15 - $0.20	1,800,000	0.90 $	0.16	1,800,000 $	0.16

5.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	For the three	For the three
	months ended	months ended
	December 31,	December 31,
	2009	2008

Cash paid during the year for interest	$-	$-

Cash paid during the year for income taxes	$-	$-

Share issued for:
Mineral property	87,007	-
Debt	-	-

Mineral property in due to related parties	2,000	-

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2009

6.	CAPITAL DISCLOSURE

The Company considers its capital to consist of its debt and equity. Its objectives when managing capital are to safeguard the entity’s ability to continue as a going concern and to identify, acquire and explore mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company’s management to sustain future development of the business. There were no changes in the Company’s approach to capital management during fiscal 2009. Neither the Company nor its subsidiary are subject to externally imposed capital requirements.

7.	FINANCIAL INSTRUMENTS AND RISK

The Company's financial instruments consist of cash, accounts payable and accrued liabilities and due to related parties. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

(i) Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

(ii) Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company is not exposed to significant credit risk on its financial assets due to cash being placed with major financial institutions and goods and services tax recoverable is due from government agencies.

(iii) Currency risk

As of December 31, 2009, the Company does not have assets or liabilities in foreign currency and therefore is not exposed to foreign currency risk.

(iv) Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2009, the Company had a cash balance of $10 to settle current liabilities of $253,522. There is a risk that the Company may not be able to fulfill its obligation when a liability have contractual maturities of 30 days or due on demand and are subject to normal trade terms.

v) Other price and market risk

The Company’s financial instruments are all short term and exposed to other price and market risks should the fair value of future cash flows from financial instruments fluctuate.

Management does not feel that the Company is exposed to significant risk as its financial instruments are not expected to significantly fluctuate over the short term